July 2, 2024

Clifford Starke
Chief Executive Officer
Flora Growth Corp.
3230 W. Commercial Boulevard, Suite 180
Fort Lauderdale, Florida 33309

        Re: Flora Growth Corp.
            Preliminary Proxy Statement on Schedule 14A
            Filed May 31, 2024
            File No. 001-40397
Dear Clifford Starke:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Richard Raymer